# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KOPIN CORP, CIK 0000771266
CUSIP: 500600101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 125 NORTH DRIVE, WESTBOROUGH, Massachusetts (MA), 01581
Date of event which requires filing of this statement: 05/06/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-25-107285
Filed by CIK 0002095508

## Reporting persons
- Theon International Plc.: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); sole voting power 6,190,496; shared voting power 0; sole dispositive power 6,190,496; shared dispositive power 0; aggregate amount beneficially owned 6,190,496 (3.3% of the class)
  Comment: Represents 6,190,496 shares of Common Stock (including 2,380,973 shares of Common Stock issued upon conversion of 1,000 shares of Series A Convertible Preferred Stock on May 28, 2026) held by Theon International Plc.
  
  According to information provided by the Issuer as of March 28, 2026, the total outstanding shares used for percentage calculations is 185,889,501. The total outstanding shares includes the 2,380,973 shares of Common Stock issued upon conversion of 1,000 shares of Series A Convertible Preferred Stock on May 28, 2026.
- Venetus Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); sole voting power 6,190,496; shared voting power 0; sole dispositive power 6,190,496; shared dispositive power 0; aggregate amount beneficially owned 6,190,496 (3.3% of the class)
  Comment: Represents 6,190,496 shares of Common Stock (including 2,380,973 shares of Common Stock issued upon conversion of 1,000 shares of Series A Convertible Preferred Stock on May 28, 2026) held by Theon International Plc., which is majority-owned by Venetus Ltd.
  
  According to information provided by the Issuer as of March 28, 2026, the total outstanding shares used for percentage calculations is 185,889,501. The total outstanding shares includes the 2,380,973 shares of Common Stock issued upon conversion of 1,000 shares of Series A Convertible Preferred Stock on May 28, 2026.
- CHRE Investment Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); sole voting power 6,190,496; shared voting power 0; sole dispositive power 6,190,496; shared dispositive power 0; aggregate amount beneficially owned 6,190,496 (3.3% of the class)
  Comment: Represents 6,190,496 shares of Common Stock (including 2,380,973 shares of Common Stock issued upon conversion of 1,000 shares of Series A Convertible Preferred Stock on May 28, 2026) held by Theon International Plc., which is majority-owned by Venetus Ltd., which is in turn majority-owned by CHRE Investments Ltd.
  
  According to information provided by the Issuer as of March 28, 2026, the total outstanding shares used for percentage calculations is 185,889,501. The total outstanding shares includes the 2,380,973 shares of Common Stock issued upon conversion of 1,000 shares of Series A Convertible Preferred Stock on May 28, 2026.
- Christianos Hadjiminas: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); sole voting power 6,190,496; shared voting power 0; sole dispositive power 6,190,496; shared dispositive power 0; aggregate amount beneficially owned 6,190,496 (3.3% of the class)
  Comment: Represents 6,190,496 shares of Common Stock (including 2,380,973 shares of Common Stock issued upon conversion of 1,000 shares of Series A Convertible Preferred Stock on May 28, 2026) held by Theon International Plc., which is majority-owned by Venetus Ltd., which is in turn majority-owned by CHRE Investments Ltd.
  
  Christianos Hadjiminas is the majority shareholder of CHRE Investments Ltd. and has voting and dispositive control over CHRE Investments Ltd.
  
  According to information provided by the Issuer as of March 28, 2026, the total outstanding shares used for percentage calculations is 185,889,501. The total outstanding shares includes the 2,380,973 shares of Common Stock issued upon conversion of 1,000 shares of Series A Convertible Preferred Stock on May 28, 2026.

## Item 1. Issuer
Name of issuer: KOPIN CORP
Address of issuer's principal executive offices: 125 NORTH DRIVE, WESTBOROUGH, MASSACHUSETTS, 01581.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

Theon International Plc.
Venetus Ltd.
CHRE Investments Ltd.
Christianos Hadjiminas

The agreement among the Reporting Persons that this Schedule 13G/A is being filed on behalf of each of them was previously filed as Exhibit A to the Schedule 13G filed on November 6, 2025, and is incorporated herein by reference.
Address of principal business office or, if none, residence:
For Theon International Plc.:
5 Agiou Antoniou, Muskita Building 2, Office 102, 2002 Nicosia, Cyprus.

For each of Venetus Ltd. and CHRE Investments Ltd.:
8 Kennedy & Atho St., Athienitis House 1087, Apt. 105, Agioi Omologites, Nicosia Cyprus.

For Christianos Hadjiminas:
7 Stratigi St., 15451, N. Psychiko, Greece.
Citizenship:
Theon International Plc. is a public limited company formed under the laws of the Republic of Cyprus.

Venetus Ltd. is a limited liability company formed under the laws of the Republic of Cyprus.

CHRE Investments Ltd. is a limited liability company formed under the laws of the Republic of Cyprus.

Christianos Hadjiminas is a citizen of Greece.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Each of Theon International Plc., Venetus Ltd., CHRE Investments Ltd. and Christianos Hadjiminas may be deemed to beneficially own an aggregate of 6,190,496 shares of Common Stock.
Percent of class: 3.33%
Sole power to vote or to direct the vote: 6,190,496
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,190,496
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Theon International Plc.: /s/ Dimitris Parthenis, Chief Financial Officer (07/27/2026)
- Venetus Ltd.: /s/ Emilios Nikolaou, Director (07/27/2026)
- CHRE Investment Ltd.: /s/ Petros Christou, Director (07/27/2026)
- Christianos Hadjiminas: /s/ Christianos Hadjiminas, N/A (07/27/2026)